Exhibit 99.1

ASX/Media Release: (Code: ASX: PRR; NASDAQ: PBMD)

13th June 2012

PRIMA BIOMED LTD SHAREHOLDERS’ BRIEFING

WEBCAST & DIAL IN DETAILS

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) confirms the webcast and dial in details for the shareholder briefing to be held on Friday 15th June 2012, at 9.30am (Sydney time).

Webcast link

Shareholders who are unable to attend the meeting and wish to view the proceedings on the Webcast should use the following link:

http://events.knowledgevision.com/staging/The_Prima_Biomed_Shareholder_Briefing.html

Shareholders who would also like to ask a question at the meeting are requested to dial in on one of the following numbers:

Dial in Numbers:

Australia Toll Free	1 800 131 617
Australia Alternate Toll Free	1 800 838 758
Canada/USA	1 855 624 0077
China Wide	10 800 140 1776
France	0800 913 734
Germany	0800 183 0918
Hong Kong	0800 968 273
India	0008 0010 08070
Indonesia	001 803 321 8057
Ireland	1800 948 607
Japan	006633 868000
Malaysia	1800 816 441
New Zealand	0800 452 795
Singapore	800 101 2702
South Africa	0800 984 013
Switzerland	0800 802 498
Taiwan	0080 112 7377
UAE	8000 3570 2706
United Kingdom	0800 051 1453

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

About Prima BioMed

Prima BioMed is a global biotechnology company headquartered in Australia. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer.

For further information please contact:

Mr James Moses

Investor and Media Relations

Mandate Corporate

Ph: +61 (0) 420 991 574

E: james@mandatecorporate.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889